Filed Pursuant to Rule 433
Registration Statement No. 333-233543-03
Dated September 7, 2021

PECO Energy Company
$375,000,000 First and Refunding Mortgage Bonds, 2.850% Series Due 2051

Pricing Term Sheet

Issuer:	PECO Energy Company
Ratings*:	Aa3 (Moody’s); A (S&P); A+ (Fitch)
Securities:	First and Refunding Mortgage Bonds
Trade Date:	September 7, 2021
Settlement Date**:	September 14, 2021 (T+5)
Principal Amount:	$375,000,000
Maturity:	September 15, 2051
Coupon:	2.850%
Benchmark Treasury:	2.375% due May 15, 2051
Benchmark Treasury Price and Yield:	108-30+/1.975%
Spread to Benchmark Treasury:	+88 basis points
Yield to Maturity:	2.855%
Public Offering Price:	99.900%
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2022
Optional Redemption Provisions:

At any time prior to March 15, 2051 (i.e., six months prior to the maturity date of the Bonds) at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed that would be due if such bonds matured on March 15, 2051, but for the redemption (not including any portion of payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate plus 15 basis points, plus, in each case accrued and unpaid interest to the redemption date

At any time on or after March 15, 2051, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	693304 BC0
ISIN:	US693304BC00
Joint Book Running Managers:	Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
MUFG Securities Americas Inc.
Credit Agricole Securities (USA) Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Co-Managers:	Huntington Securities, Inc.
MFR Securities, Inc.
Multi-Bank Securities, Inc.
Stern Brothers & Co.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect to deliver the bonds on or about September 14, 2021, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade bonds on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 and MUFG Securities Americas Inc. toll free at (877) 649-6848.